                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The following are included in this Report on Form 6-K:

     Document 1. Letter to Shareholders from the Chairman of the Board of
     Directors

     Document 2. Notice of Annual General Meeting of Shareholders of Metalink
     Ltd.

     Document 3. Proxy Statement

     Document 4. Proxy Card

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 METALINK LTD.

Date: November 27, 2009                          By: /s/ Yuval Ruhama
                                                 -----------------------
                                                 Yuval Ruhama
                                                 Chief Financial Officer

                                                               November 26, 2009

Dear Fellow Shareholder,

     You are cordially invited to attend the 2009 Annual General Meeting of
Shareholders of Metalink Ltd. to be held on Tuesday, December 29, 2009, at 6:00
p.m. (Israel time), at Metalink's offices in Yakum Business Park, Yakum, Israel.

     We encourage you to read the accompanying Notice and Proxy Statement of the
2009 Annual General Meeting of Shareholders carefully, which discuss in detail the various matters to be voted upon at the meeting.

     YOUR VOTE IS VERY IMPORTANT TO US! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

     We appreciate your continuing interest in Metalink Ltd.

                                             Very truly yours,

                                             /s/ UZI ROZENBERG

                                             CHAIRMAN OF THE BOARD OF DIRECTORS

                                  METALINK LTD.

                                  -------------

            NOTICE OF THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 29, 2009

                                  -------------

To the Shareholders of Metalink Ltd. ("we," "Metalink" or the "Company"):

     Notice is hereby given that the 2009 Annual General Meeting of Shareholders
(the "Meeting" or the "2009 Annual General Meeting") of Metalink will be held on
Tuesday, December 29, 2009, at 6:00 p.m. (Israel time), at Metalink's offices in
Yakum Business Park, Yakum, Israel, for the following purposes:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To elect Orly Etzion to a 3 year term as an outside director;

     3.   To authorize the Company's Board of Directors to effect a reverse share split of all of the Company's Ordinary Shares at a ratio not to exceed one-for-ten and to approve related amendments to the Company's
          Memorandum and Articles of Association;

     4.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as the
          Company's auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

     5.   To review and consider the audited financial statements of the Company for the year ended December 31, 2008;

     6.   To transact such other business as may properly come before the
          Meeting or any adjournment thereof.

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the 2009 Annual General Meeting. Items 5 and 6 will not require a vote by shareholders.

     Shareholders of record at the close of business on November 25, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

     Proxies that are not otherwise marked with respect to any matter shall be voted in accordance with the Board of Directors' recommendation.

     JOINT HOLDERS OF SHARES SHOULD TAKE NOTE THAT, PURSUANT TO THE ARTICLES OF
ASSOCIATION OF THE COMPANY, THE VOTE OF THE SENIOR OF JOINT HOLDERS OF ANY SHARE
WHO TENDERS A VOTE, WHETHER IN PERSON OR BY PROXY, WILL BE ACCEPTED TO THE
EXCLUSION OF THE VOTE(S) OF THE OTHER HOLDER(S) OF THE SHARE, AND FOR THIS
PURPOSE, SENIORITY WILL BE DETERMINED BY THE ORDER IN WHICH THE NAMES STAND IN
THE COMPANY'S REGISTER OF MEMBERS.

                                            By Order of the Board of Directors,

                                            /s/ UZI ROZENBERG

                                            CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: November 26, 2009

                                       ii

                                  METALINK LTD.
                               YAKUM BUSINESS PARK
                               YAKUM 60972, ISRAEL

                               -------------------

                                 PROXY STATEMENT

                               -------------------

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

     This Proxy Statement is being furnished to holders of ordinary shares, NIS
0.1 nominal value (the "Ordinary Shares"), of Metalink Ltd. ("we," "Metalink" or
the "Company") in connection with the solicitation of proxies by the Board of
Directors for use at the 2009 Annual General Meeting of Shareholders (the
"Meeting" or the "2009 Annual General Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of
Shareholders. The Meeting will be held on Tuesday, December 29, 2009 at 6:00
p.m. (Israel time), at Metalink's offices in Yakum Business Park, Yakum, Israel.

It is proposed that at the Meeting the following resolutions shall be adopted:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To elect Orly Etzion to a 3 year term as an outside director;

     3.   To authorize the Company's Board of Directors to effect a reverse share split of all of the Company's Ordinary Shares at a ratio not to exceed one-for-ten and to approve related amendments to the Company's
          Memorandum and Articles of Association;

     4.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as our auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the
          Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

     5.   In the Meeting, shareholders will also be asked to review and consider the audited financial statements of the Company for the year ended
          December 31, 2008.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING AND QUORUM

     Only holders of record of the Ordinary Shares, as of the close of business on the record date, November 25, 2009 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. As of November 23, 2009 the Company had
25,738,732 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting. A quorum must be present in order for the Meeting to be held. The presence, in person or by proxy, of at least two of the Company's shareholders holding shares that are entitled to vote in the aggregate at least one third (1/3) of the voting power of the Company on the
Record Date will constitute a quorum for the transaction of business at the
Meeting.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

PROXIES

     Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

     If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of
Director's recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

     A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., Yakum Business Park, Yakum 60972, Israel, Attention: Eran
Vital, Legal Counsel.

     Proxies for use at the Meeting are being solicited by the Company's Board of Directors. Proxies are being mailed to shareholders on or about November 26,
2009 and will be solicited primarily by mail. However, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company's Ordinary Shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of November 23, 2009, by (i) each person who is known by us to own beneficially more than 5% of the outstanding
Ordinary Shares and (ii) all directors and officers as a group.

     The information contained herein has been obtained from the Company's records, from information furnished by the individual or entity to the Company or from public filings.

                                   Number of Ordinary     Percentage of
                                  Shares Beneficially  Outstanding Ordinary
          Name                          Owned(1)            Shares(2)
-------------------------              ---------            ---------

Tzvi Shukhman                          5,910,306               22.96%

Uzi Rozenberg (3)                      4,775,348               18.55%

Directors and Officers as a
group (consisting of 9 persons)(4)    11,075,077               42.46%

------------------------

     1.   Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 23, 2009.

     2.   The percentage of outstanding ordinary shares is based on 25,738,732 ordinary shares outstanding as of November 23, 2009. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of November 23, 2009 are treated as outstanding only for the purposes of determining the percentage owned by such person or group (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

     3.   Includes 1,000,000 Ordinary Shares owned of record by U.S.R.
          Electronic Systems (1987) Ltd., an Israeli company, wholly owned by
          Mr. Rozenberg and his wife, Mrs. Shoshana Rozenberg.

     4.   Includes 347,423 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.03 to $ 15.75 per ordinary share.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this proxy statement, certain information contained herein, including, without limitation, information appearing under Item 1, are forward-looking statements (within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities
Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond the Company's control) and may be identified by the use of forward-looking terminology, such as "may", "can be",
"will", "expects", "anticipates", "intends", "believes", "projects",
"continues", "plans", "seeks", "potential", and similar words and phrases.
Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to those risks set forth in the Company's SEC filings. Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

PROPOSALS FOR THE 2009 ANNUAL GENERAL MEETING

                         ITEM 1 - ELECTION OF DIRECTORS

     The Company currently has a Board of five directors, including two outside directors. Directors of the Company, other than the outside directors, are elected at each annual meeting of shareholders.

     At the Meeting, shareholders will be asked to re-elect the following three
(3) directors to serve as members of the Company's Board of Directors: (1) Tzvi
Shukhman; (2) Uzi Rozenberg; and (3) Efi Shenhar.

     If elected, directors who are not executive officers shall not receive compensation for their service on the Board of Directors or any committee of the board of directors, but they shall be reimbursed for their expenses for each
Board of Directors meeting attended.

     It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three (3) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

     The three (3) nominees named above were recommended by all of the independent directors in accordance with the NASDAQ rules regarding corporate governance. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the
Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

     Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the nominees named below. Of the current members of the
Board of Directors, only Tzvi Shukhman is employed by the Company. The other members of the Board of Directors, Uzi Rozenberg, Efi Shenhar, Naama Zeldis and
Meir Bar-El, have been determined by the Board of Directors to meet the requirements under the NASDAQ rules to qualify as "independent directors,"
except that Mr. Rozenberg would not be considered independent for purposes of
Audit Committee membership. All members of the Company's Audit Committee are
"independent directors."

     The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled "Ownership of Ordinary
Shares" for information pertaining to share ownership by certain nominees.

A brief biography of each director nominee is set forth below:

     TZVI SHUKHMAN, a co-founder of the Company, has served as the Company's
Chief Executive Officer from the Company's inception in 1992 and as Chairman of the Company's Board of Directors, until December 2007. Prior to May 1999, Mr.
Shukhman served as the Company's President. From March 1989 until March 1993,
Mr. Shukhman served as an independent consultant for RAD Data Communications
Ltd. and ECI Telecom Ltd. Prior thereto, Mr. Shukhman served in the Israel
Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has an M.Sc. degree from the Technion, Israel
Institute of Technology.

     UZI ROZENBERG, a co-founder of the Company, has served as a director from
1992 until 1997 and August 1999 to the present, and as Chairman of the Company's
Board of Directors from December 2007 to the present. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since
February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to
1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and
Mr. Shenhar are brothers.

     EFI SHENHAR has served as a director since July 1995. Mr. Shenhar is the
Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar
currently serves as a member of the board of directors of USR Electronic Systems
(1987) Ltd. From March 1987 until February 2003, Mr. Shenhar has served as a
Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University.
Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Tzvi Shukhman be re-elected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Uzi Rozenberg be re-elected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Efi Shenhar be re-elected to serve as a member of the Board of Directors of the Company, effective immediately."

     Approval of this matter will require the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE
ELECTION OF THE SAID NOMINEES.

                      ITEM 2 - ELECTION OF OUTSIDE DIRECTOR

     Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli
Companies Law, 5759-1999 (the "Companies Law"), to have at least two "outside directors." To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations"
with the company or its "affiliates," as such terms are defined in the Companies
Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for compensation.

     The outside directors are required to be elected by the shareholders. The initial term of an outside director is three years and may be extended for one additional term of three years. Thereafter, he or she may be re-elected by the
Company's shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director's expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the company. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director.

     Currently, Ms. Naama Zeldis and Mr. Meir Bar-El serve as the Company's outside directors.

     Ms. Zeldis was elected as an outside director for a term of three years at the 2006 annual shareholders meeting. Ms. Zeldis will not stand for re-election.

     Mr. Bar-El was initially elected as an outside director for terms of three years at the 2002 and at the 2005 annual shareholders meeting. At the 2008 annual shareholders meeting the shareholders re-elected Mr. Bar-El as an outside director for a third term of three years.

     At the Meeting, shareholders will be asked to elect Ms. Orly Etzion as an outside director to the Company's Board of Directors for a term of three years.

     For your information, a brief biography of Ms. Orly Etzion is set forth below:

     ORLY ETZION, is the CFO of Coriolis Wind Inc. From February 2005 until
March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May
2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice,
Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until
February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms.
Etzion holds a BA degree in Economics from the Tel Aviv University and an MBA degree, specializing in Finance, from The Colman College.

     The Company's outside directors are entitled to an annual fee of NIS 42,600
(equivalent to approximately $11,290) and an attendance fee of NIS 2,200
(equivalent to approximately $580) per meeting attended.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to elect Ms. Orly Etzion as an outside director of the Company for a term of three years."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, provided that either (1) at least one third of the Ordinary Shares of non-controlling shareholders voted at the meeting vote in favor of election of the outside director or (2) the total number of Ordinary Shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE PROPOSED RESOLUTION.

                          ITEM 3 - REVERSE SHARE SPLIT

BACKGROUND

     On August 13, 2008, the Company reported that it received a NASDAQ Staff
Deficiency Letter informing the Company that it was not in compliance with
NASDAQ Marketplace Rule 4320(e)(2)(E)(ii) (now numbered as Marketplace Rule
4450(a)(5)) indicating that the Company's Ordinary Shares had closed below $1.00 per share for the preceding 30 consecutive trading days (the "Bid Price Rule").
The Company was given 180 days to regain compliance with the Bid Price Rule and, following a temporary suspension by NASDAQ of enforcement of such rule, the
Company now has until November 27, 2009 to regain compliance with such rule.

     If a delisting where to occur, and the Company's Ordinary Shares did not thereafter qualify for trading on the NASDAQ Capital Market, the Company's
Ordinary Shares may trade on the OTC Bulletin Board or in the "pink sheets"
maintained by the National Quotation Bureau, Inc. These alternatives are generally considered to be less efficient and less broad-based than the NASDAQ
Capital Market.

PURPOSE OF THE REVERSE SHARE SPLIT

     The purpose of the reverse share split is to increase the market price per share of the Company's Ordinary Shares. The Company's Board of Directors intends to effect a reverse share split because it believes that a decrease in the number of shares outstanding is likely to improve the trading price of the
Company's Ordinary Shares and is necessary to continue its listing on the NASDAQ
Capital Market.

     If the reverse share split is authorized by the Company's shareholders, the
Company's Board of Directors will have the discretion to implement the reverse share split once during the next twelve months, or effect no reverse share split at all.

     The Company's Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give the Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business, economic and regulatory conditions at the time. It is important to note that it is the intention of the Board of Directors to effect the reverse share split immediately after the Meeting, unless the Board will conclude that regulatory, market, business and economic conditions at the time require otherwise or that the split will not allow the Company to continue to be listed on the NASDAQ Capital Market. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

     If shareholders approve the reverse share split but no reverse share split is effected within twelve months after the Meeting, the Board of Director's authority to effect the reverse share split will terminate.

POSITION OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has unanimously recommended that the
Company's shareholders authorize the Board to effect a reverse share split of
Ordinary Shares at a ratio, to be established by the Board in its sole discretion, not to exceed one-for-ten, or to abandon the reverse share split.
This would require amendments to the Memorandum and Articles of Association that would (1) effect the reverse share split by reducing the number of the Company's issued and outstanding Ordinary Shares, as well as the number of the Company's authorized but unissued shares, by the ratio to be determined by the Board of
Directors, not to exceed one-for-ten and (2) a proportionate increase in the par value based on the ratio to be determined by the Board of Directors.

     The Company's Board of Directors has determined that the continued listing of the Company's Ordinary Shares on NASDAQ is in the best interests of its shareholders. If the Company's Ordinary Shares were delisted from NASDAQ because of failure to satisfy the minimum $1.00 price per share requirement, trading in the Company's Ordinary Shares would have to be conducted on the OTC Bulletin
Board or in the "pink sheets". The Company's Board of Directors currently believes that the benefits of the reverse share split outweigh the risks associated with such action, as described below.

RISKS OF A REVERSE SHARE SPLIT

     While the Company's Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if the Board does effect a reverse share split, you should be aware that there is no assurance that:

     o    The Company's Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse shares split;

     o    the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners;

     o    the bid price of the Company's Ordinary Shares after a reverse share split will be maintained at or above $1.00;

     o    the Company's Ordinary Shares will not be delisted from NASDAQ for other reasons. In this respect, kindly note that the Company reported on September 30, 2009 that the Company received a letter from NASDAQ notifying it that it's stockholders' equity does not comply with the minimum $2.5 million stockholders' equity requirement for continued
          listing on NASDAQ (the "SE Rule") and that the Company intends to exploit the opportunity to submit to NASDAQ, by October 14, 2009, a specific plan and timeline to achieve and sustain compliance with the
          SE Rule. While the Company has timely submitted such plan, there is no assurance that it will be accepted;

     o    the liquidity of the Company's Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding after the reverse share split;

     o    engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants; or

     o    the reverse share split will not result in some shareholders owning
          "odd-lots" of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in "round-lots" of even multiples of 100 shares.

EFFECTS OF THE REVERSE SHARE SPLIT ON THE COMPANY'S ORDINARY SHARES

     A reverse share split will reduce the number of Ordinary Shares issued and outstanding and the number of shares authorized but unissued, into a proportionately fewer number of Ordinary Shares. It will also result in a further adjustment of the par value of the Company's Ordinary Shares. For example, if the Company's Board of Directors implements a one-for-five reverse share split of the Company's Ordinary Shares, then a shareholder holding 500
Ordinary Shares, NIS 0.10 par value, before the reverse share split would hold
100 Ordinary Shares, NIS 0.50 par value, after the reverse share split, and the number of the Company's authorized Ordinary Shares will decrease from 50,000,000 to 10,000,000 Ordinary Shares and the number of Ordinary Shares outstanding would decrease from 25,738,732 to 5,147,746 (without giving effect to the results of rounding of fractional shares). However, each shareholder's proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the reverse share split would remain the same.

     The reverse share split will also affect the outstanding options under the
Company's equity incentive plans and outstanding warrants. Generally, such securities include provisions providing for adjustments to the number of
Ordinary Shares in the event of a reverse share split in order to maintain the same economic effect. For example, if the Company's Board of Directors implements a one-for-five reverse share split, each of the outstanding options to purchase the Company's Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 20% of the Ordinary Shares previously covered by the options and the exercise price per share would be five times the previous exercise price.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING DISCUSSION SUMMARIZING CERTAIN U.S FEDERAL INCOME TAX
CONSEQUENCES IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND IS
FOR GENERAL INFORMATION ONLY. IT DOES NOT DISCUSS CONSEQUENCES THAT MAY APPLY TO
SPECIAL CLASSES OF TAXPAYERS (E.G., NON-RESIDENT ALIENS OR BROKER-DEALERS). IT
ALSO DOES NOT DISCUSS STATE AND LOCAL TAX ISSUES. SHAREHOLDERS ARE URGED TO
CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR CONSEQUENCES TO THEM.

     In very general terms, a reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the
Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

CERTAIN ISRAELI TAX CONSEQUENCES

     THE FOLLOWING DISCUSSION SUMMARIZING CERTAIN ISRAELI INCOME TAX
CONSEQUENCES IS BASED ON THE ISRAELI INCOME TAX ORDINANCE, 1961-5721, AS
AMENDED, AND THE POLICY OF THE ISRAELI TAX AUTHORITY AS CURRENTLY IN PLACE, AND
IS FOR GENERAL INFORMATION ONLY. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX
ADVISORS TO DETERMINE THE PARTICULAR CONSEQUENCES TO THEM.

     Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, with the consideration being the new Ordinary Shares received in the reverse share split. Such sale of
Ordinary Shares will generally be viewed as a tax event for Israeli tax purposes and will result in the recognition of gain or loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

     However, the Company has approached the Israeli Tax Authority in order to obtain an advanced tax ruling that will provide that Israeli tax will not be chargeable on the reverse share split. Such ruling is also expected to provide that the adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split, and that for
Israeli tax purposes the holding period of the new Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. There is no assurance that the Company will obtain such ruling.

FRACTIONAL SHARES

     In order to avoid the expense and inconvenience of issuing fractional shares in connection with the reverse share split, the Company intends to round any fractional share that results from the reverse share split to the nearest whole share, with a half share being rounded upward.

NO APPRAISAL RIGHTS

     No appraisal rights are available under the Israeli Companies Law or under the Company's Articles of Association to any shareholder who dissents from the proposal to approve the reverse share split.

ADDITIONAL INFORMATION

     If and when the Company's Board of Directors resolves to effect the reverse share split, the Company will publicly announce the same, including the ratio and additional details regarding the reverse share split, such as exchange of share certificates etc.

     It is therefore proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the Company's Ordinary
Shares at a ratio not to exceed one-for-ten;

     RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date (to be no later than 12 months following the date of this shareholder resolution) and the ratio of the reverse share split (not to exceed one-for-ten), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the Ordinary Shares on the NASDAQ Stock
Market based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof; and that, if the Board of Directors resolves to effect the reverse share split, then, simultaneously, the par value of each Ordinary Share
(currently, NIS 0.10) shall be increased in the ratio of the reverse share split;

     RESOLVED, that, if the reverse share split is effected, the issuance of such number of Ordinary Shares as is necessary, at the discretion of the Board of Directors, to treat fractional shares resulting from the reverse share split is hereby authorized;

     RESOLVED, that, if the reverse share split is effected, in order to reflect the foregoing resolutions, Article 4 of the Amended and Restated Articles of
Association of the Company and Section 4(a) of the Company's Memorandum of
Association, as amended, be amended to read as follows:

     `The share capital of the Company is Five Million New Israeli Shekels (NIS
     5,000,000) divided into [______________ (________)] Ordinary Shares, par value NIS [__] each.' [BLANKS TO BE COMPLETED FOLLOWING DETERMINATION OF
     THE REVERSE SHARE SPLIT RATIO]

     RESOLVED, that if any amendment to the Amended and Restated Articles of
Association or the Memorandum of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association or
Memorandum of Association of the Company, as applicable, to reflect such amendments."

     Approval of this matter will require the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED
RESOLUTIONS.

                       ITEM 4 - REAPPOINTMENT OF AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Brightman Almagor & Co., Certified Public Accountants (Israel), a member of
Deloitte Touche Tohmatsu, as the Company's auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of the Company's affiliates, except as auditors and, to a limited extent, as tax consultants. The Audit Committee and Board of Directors believe that such limited non-audit function does not affect the independence of
Brightman Almagor & Co.

     At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company's auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors. With respect to the year
2008, the Company paid Brightman Almagor & Co. and its affiliates US$40,000 for auditing services and approximately US$3,500 for other services.

                                       10

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Brightman Almagor & Co., certified Public Accountants
     (Israel) a member of Deloitte Touche Tohmatsu, is hereby appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders."

     "RESOLVED, that theF Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit
     Committee of the Board of Directors."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE ABOVE RESOLUTIONS.

  ITEM 5 - REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS OF THE COMPANY

     In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2008 and the related auditor's report in respect thereof will be presented and discussed.

     The audited financial statements of the Company for the year ended December
31, 2008 and the related auditor's report were filed with the Securities and
Exchange Commission ("SEC") under a Report on Form 20-F on June 29, 2008, and is available at the SEC's website, www.sec.gov and at the Company's website,
www.MTLK.com. None of the auditors' report and the financial statements or the contents of the Company's website form part of the proxy solicitation material.

     We received an exemption from the requirements of NASDAQ to include the audited financial minutes in the mailing of this proxy statement.

     This item will not involve a vote of the shareholders.

                             ITEM 6 - OTHER MATTERS

     It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting. If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

                                              /s/ UZI ROZENBERG

                                              CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: November 26, 2009

                                       11

                                  METALINK LTD.

                                      PROXY

The undersigned hereby appoints Tzvi Shukhman, and Yuval Ruhama, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Metalink Ltd. (the "Company") which the undersigned is entitled to vote at the 2009 Annual General Meeting of
Shareholders (the "Annual Meeting") to be held at Metalink's offices in Yakum
Business Park, Yakum, Israel, on December 29, 2009, at 6:00 p.m. (Israel time), and any postponement or adjournment thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders
and Proxy Statement relating to the Annual Meeting, available at the Company's website, www.MTLK.com. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

[X] Please mark your votes as in this example using dark ink only

--------------------------------------------------------------------------------
     1.   Re-Election of Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar as
          directors
--------------------------------------------------------------------------------

     [_] FOR all nominees listed above (except those whose names have been crossed out or written on the line below)

     [_]  AGAINST all nominees listed above

     To withhold authority to vote for any individual nominees listed above, cross out that nominee's name.

     To vote against any individual nominee listed above, write that nominee's name on the line below.

--------------------------------------------------------------------------------
     2.   Election of Ms. Orly Etzion as an outside director for a three-year term.
--------------------------------------------------------------------------------

                  [_] FOR       [_] AGAINST       [_] ABSTAIN

--------------------------------------------------------------------------------
     3.   To authorize the Board of Directors to effect a reverse share split of the Ordinary Shares at a ratio not to exceed one-for-ten and to approve related amendments to the Company's Memorandum and Articles of
          Association.
--------------------------------------------------------------------------------

                  [_] FOR       [_] AGAINST       [_] ABSTAIN

--------------------------------------------------------------------------------
     4.   Reappointment of Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, as the Company's independent auditors until the next annual general meeting of shareholders.
--------------------------------------------------------------------------------

                  [_] FOR       [_] AGAINST       [_] ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of
Annual General Meeting of Shareholders and Proxy Statement of the Company
relating to the Annual Meeting.

____________________Date: ______,2009_______________________
    SIGNATURE

Date___________________________,2009_______________________
     SIGNATURE IF HELD JOINTLY       TITLE (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.
If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

           THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.